

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Cong Qu
Financial Director
SUPER HI INTERNATIONAL HOLDING LTD.
1 Paya Lebar Link, #09-04
PLQ 1 Paya Lebar Quarter
Singapore 408533

> **Re: SUPER HI INTERNATIONAL HOLDING LTD.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 15, 2023**
> **CIK No. 0001995306**

Dear Cong Qu:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please state whether your offering is contingent upon the listing of your ADS's on the Nasdaq Stock Market or the NYSE.

2. Please revise to state that the offering price will be determined by reference to the price of your ordinary shares on the HKEx. In addition, please tell us whether you and the underwriters anticipate that the offering will be priced at a substantial deviation from the HKEx stock trading price; if so, please revise your preliminary prospectus to provide a price range or an expected range of deviation from the HKEx stock trading price.

Prospectus Summary
Overview, page 1

3.   Please present the comparable IFRS profit measure margin to restaurant level operating margin, whenever this non-IFRS ratio is presented. Also, reconcile (a) restaurant level operating profit to the comparable IFRS profit measure and (b) restaurant level revenue to total revenue. Finally, provide the other disclosures required by Item 10(e) of Regulation S-K.

4.   We note your statements that "Haidilao is well-loved by guests for its unique dining experience . . . [and] standing out among global restaurant chains, which has made our Haidilao restaurants into a worldwide cultural phenomenon," your "brand recognition . . . precedes [y]our presence" and the Haidilao brand is "renowned." Please revise to state, if true, that these statements are management's beliefs based on industry experience.

Risk Factors, page 11

5.   We note your disclosure on page 74 that you are "exposed to fair value interest rate risk . . . [and] cash flow interest risk." To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

6.   To the extent applicable, please update your Risk Factors and Management's Discussion and Analysis of Financial Condition and Results of Operations sections to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected. In this regard, we note your disclosure on page 27 that you are "subject to inflation pressure in the international market, which may also result in an increase in our purchase costs."

7.   Please include a risk factor that discusses the deposit agreement's arbitration provision. This risk factor should discuss, among other things, the risks relating to the provision, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum they find favorable. Also address any question regarding whether a court would enforce such provision, the impact on claims arising under laws, and whether the provision applies to purchasers in secondary transactions.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement . . ., page 35

8.   Please disclose whether the jury trial waiver provision applies to purchasers in secondary transactions.

Your rights to pursue claims against the depositary as a holder of ADSs are limited . . ., page 36

9.   We note your disclosure that "[u]nder the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in the City of New York." Please revise here and on page 153 to state whether the exclusive forum provision in the deposit agreement applies to claims arising under the Securities Act or Exchange Act. If so, discuss the risks relating to the provision, including increased costs to bring claims and that such a provision can discourage claims or limit investors' ability to bring claims in judicial forums they find favorable. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision; in this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses . . ., page 38

10.   Please revise the header of this risk factor and the accompanying disclosure to affirmatively state, if true, that you have determined that your internal controls are not effective and that you have identified a material weakness. Also revise the risk factor to disclose whether you have a timeline for remediation of the identified material weakness and any associated material costs.

Enforceability of Civil Liabilities, page 48

11.   Please clarify that, while your amended and restated memorandum and articles of association do not require arbitration, your deposit agreement grants the depositary the "right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration," according to your disclosure on page 153.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 55

12.   Please define the term "self-operated restaurants."

<u>Liquidity and Capital Resources</u>
<u>Operating Activities, page 70</u>

13.   Your disclosure appears to emphasize how net cash provided by operating activities was derived for each period presented and refers to non-cash items that do not impact cash. Pursuant to Item 5.B of Form 20-F, your discussion should be an analysis of material changes that affected operating cash flows between comparable periods and should discuss the key drivers or factors responsible for changes in your operating, investing and financing cash flows during the periods presented in your financial statements. Please revise your disclosure accordingly.

<u>Business</u>
<u>Our Haidilao Business</u>
<u>Restaurant Network, page 86</u>

14.   Please revise here and elsewhere as appropriate to increase the font size of the illustrative graphic so as to make such information more readable for investors.

<u>Related Party Transactions, page 131</u>

15.   Here and in the risk factor on page 31, please revise to disclose that Mr. Yong Zhang is the spouse of Ms. Ping Shu, your Chairman and director. Also revise your disclosure here to state that Mr. Yong Zhang and Ms. Ping Shu are the founders of HDL Group, and to disclose all relevant transactions between you and HDL Group during the preceding three financial years up to the date of the prospectus. Refer to Item 7.B of Form 20-F. Finally, disclose on the cover page that Mr. Yong Zhang, the spouse of Ms. Ping Shu, is your largest shareholder, disclose the percentage ownership of the company that he controls, and state that he has substantial influence over your business.

<u>Consolidated Financial Statements</u>
<u>Note 6 - Revenue and Segment Information, page F-30</u>

16.   Please disclose the revenue and non-current assets amounts attributed to each material country. Refer to paragraph 33 of IFRS 8.

<u>General</u>

17.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

18.　　We note that you "commenced [y]our restaurant business operations outside Greater China in 2012" through HDL Group, which was then your parent company, and that you were spun-off from HDL Group in December 2022. Please revise to clarify whether you currently have, or had in the past whether as part of HDL Group or independently, business operations in China, Hong Kong and/or Macau. If so, please discuss the nature of such operations and the times during which they occurred or continue to occur. Please clarify whether you or HDL Group is or was domiciled or headquartered in China, Hong Kong and/or Macau, and whether any of your or HDL Group's directors/officers currently reside or resided in the past in China, Hong Kong and/or Macau.

　　　Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:　　Dr. Mengyu Lu